

February 4, 2011

Harry Barr
President & Chief Executive Officer
Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3
Canada

> **Re:** **Pacific North West Capital Corp.**
> **Form 20-F for the Fiscal Year Ended April 30, 2010**
> **Filed July 28, 2010**
> **File No. 0-29928**

Dear Mr. Barr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Some of the comments we cite might apply to disclosure which appears in more than one location of your document. Please make corresponding revisions to all affected disclosure.

2. In your letter of response, indicate precisely how you have addressed or propose to address each of our numbered comments. Include references to the marked pages of any amended Form 20-F you file to indicate where any responsive or revised disclosure may be found.

3. You are responsible for providing disclosure which is accurate, consistent, and tailored to the Form, in light of your circumstances. Carefully review your document and revise your disclosure as necessary. The following are examples of disclosure requiring further explanation or revision, but this is not intended to be a comprehensive list:

- The tabular entries for "net loss" at pages 8 and 9 suggest that there might have been gains in several listed periods, but that is inconsistent with disclosure which appears elsewhere, including in the tabular entries at pages 47 and 53;

- At pages 57 and 62, you include disclosure controls and other information which relates to prior years, but see Item 15(a) of Form 20-F;

- You refer at pages 77 and 78 to "this Information Circular"; and

- You provide at page 79 attendance information for the previous fiscal year period.

Risk Factors, page 10

4. Eliminate text which mitigates the risks you discuss, including some information which precedes or is set forth in clauses which begin "Although," "While," or "However." Examples include factors numbered (i); (ii); (v); (vi); (xi); and (xii), which includes several instances. Such information may appear elsewhere in your document, but it is not appropriate in the Risk Factors section. Also, state the risks directly, rather than suggesting that there is or can be "no assurance" of a particular outcome.

Conflicts of Interest, page 12

5. Identify the directors and provide a cross reference to more detailed disclosure which you must provide elsewhere regarding these individuals and the other mineral resources companies with which they are affiliated. In the cross referenced disclosure, also discuss for each officer with additional jobs what percentage of her or his time each devotes to your business and affairs. For example, we note the disclosure at page 70 referring to the "considerable increase in the amount of time spent by Mr. Barr" on the company's business.

Related Party Transactions, page 51

6. Identify the related parties by name, and provide all the disclosure Item 7 of Form 20-F, and Item 7.B of Form 20-F in particular, require. See also the instructions to the Item.

Material Contracts, page 87

7. Ensure that you file as exhibits all the agreements which the Instructions as to Exhibits in Form 20-F would require you to file. For example, it appears that the joint venture agreements with Kaymin and First Nickel and the option agreement with Alto Ventures might constitute material agreements. See pages 16, 31, and 37, respectively.   Also provide the disclosure Item 10.C of Form 20-F requires, as appropriate.

Audit Committee Financial Expert, page 97

8. Disclose that your board of directors has determined that either you have at least one audit committee financial expert serving on the Audit Committee, or you do not have an audit committee financial expert serving on the Audit Committee. Provide all the disclosure that Item 16A(a) of Form 20-F requires.

Exhibits, page 99

9. File as exhibits all required certifications and a list of your subsidiaries. Number all your exhibits in the manner that the Instructions as to Exhibits in Form 20-F specify.

Certification of C.E.O., page 100

Certification of C.F.O., page 101

10. Provide the certifications in the exact language set forth under Instructions to Exhibits in Form 20-F. We note that you have added "for the company" to paragraph 4, deleted "annual" from paragraph 4(d), and replaced "most recent" with "more recent" in paragraph 5.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director